March 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sondors, Inc. Offering Statement on Form 1-A CIK No. 0001704419

Dear Sir/Madam:

Sondors, Inc, a Delaware corporation (the “Company”), hereby respectfully withdraws its request pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended,  for withdrawal of its Offering Statement on Form 1-A, File No. 024-10722 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on July 18, 2017 and qualified on August 15, 2017. The request was filed in error.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Storm Sondors, CEO of the Company at (310) 487-2028.

Very truly yours,

/s/ Storm Sondors

Storm Sondors

Chief Executive Officer